

March 12, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: BlackRock ETF Trust
        Issuer CIK: 0001761055
        Issuer File Number: 333-228832 / 811-23402
        Form Type: 8-A12B
        Filing Date: March 12, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the iShares Managed Futures Active ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications